SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 Aer Lingus rejects Ryanair's cost cutting proposals - again

Ryanair regrets today's (5th June 09) rejection by the Aer Lingus Board of two AGM resolutions to reduce the bloated fees paid to the Aer Lingus Non-Executive Directors and Chairman (all of whom were appointed by the Irish Government and trade unions).  This again proves that Aer Lingus and its Board are controlled by the Irish Government and the trade unions.   This perhaps explains why Aer Lingus continues to lurch from crisis to crisis losing passengers, losing money, and burning through the cash that shareholders provided to Aer Lingus at its September 2006 IPO.

Ryanair's Stephen McNamara said:

"Under the current Board and Irish Government control, Aer Lingus shareholders have lost over €1 billion in the value of their shares which have plummeted from over €3 in Jan '07 to less than 60c in May '09.  Aer Lingus has announced enormous losses in 2008 and has warned of significantly increased losses in 2009, and urgently needs to cut costs and lower fares if it is to survive and thrive. Cutting bloated Directors' fees (which totalled €730,000 in 2008) to the 2006 levels, is an appropriate place to start, but it seems that Colm Barrington and the Minister are more concerned about protecting these fat cat fees than they are about the future of Aer Lingus.

"Sadly today's rejection of Ryanair's cost cutting proposals leaves the Board of Aer Lingus and the Minister for Transport with no credibility when they begin talking to staff and other suppliers over the coming months about the cost cuts needed to restore Aer Lingus to profitability. For example, how can trade union boss David Begg, who received almost €5,000 per Board meeting in 2008 seriously ask low paid Aer Lingus workers to accept pay cuts when his snout and that of Colm Barrington are firmly wedged in the Aer Lingus fees trough?"

Ends.                            Friday, 5th June 2009

For further information:

Stephen McNamara                    Pauline McAlester
Ryanair                                        Murray Consultants
Tel: 00 353 1 812 1271                Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  05 June, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary